Contact

www.linkedin.com/in/kridel
(LinkedIn)
www.ferghanapartners.com
(Company)

Top Skills

Leadership

Corporate Venture Capital

Going Public

Languages

French Spanish and others

English

Certifications

USA Supreme Court, 4 other federal
courts, NY State courts, FINRA and
PADI

William J Kridel Jr

Managing Director at Ferghana Partners
New York, New York, United States

Summary

Specialties: corporate partnering [inward and outward]; private
placements and PIPEs; acquisitions and divestments; strategy...for
biotech [product and technology], pharma and diagnostics
companies in North America, Europe, Australia and Japan...India,
Brazil and Argentina in JVs similar to those we set up in Israel and
China

_____

Experience

Kermode Biotechnologies
Director
February 2025 - Present (7 months)
United States

Company focused on providing cost-effective treatments for various
communicable diseases affecting swine

Ferghana Partners
Managing Director & Founder
1991 - Present (34 years)
NYC, London, California

One30Seven Inc
Chairman
January 2024 - Present (1 year 8 months)
Kingston, Ontario, Canada

Provider of packaged and scalar equipment to render water soluble,
radioactive isotopes [iodine. cesium, strontium etc], in waste, inert by
application of proprietary technology built on high power laser-optics system
for use by nuclear power plants, radiopharmaceuticals producers/users and
military. Solves the nuclear waste problem which is a major political/social/
environmental impediment to clean energy from nuclear power plants [new
build or retrofit].

Gylden USA [sub of Gylden Pharma Ltd a/k/a Emergex Holding UK]

Chairman

April 2021 - Present (4 years 5 months)
United States

High science biotech company replying its proprietary technology and science insights behind targetable CD8+ T-cells for acute RNA based viral diseases such as Chikungunya, Ebola, Yellow Fever, Coronaviruses, Dengue, West Nile etc with delivery via a microarray patch with long life at room temperature and easy application: affordable cost for this immunotherapy with very long duration of effectiveness.

Triage Technologies Inc

Chairman
July 2024 - December 2024 (6 months)
Toronto, Ontario, Canada and USA

AI powered image analysis and identification of 577 dermatological conditions from images captured on a smartphone with very high accuracy in roughly 60 seconds. System approved Canada and EU and other markets [600M population] and planning for FDA approval program.

Trenchant Biosystems Inc

Director
May 2023 - December 2024 (1 year 8 months)
California, United States

creator of fully automated, high speed, desktop size cell production lab equipment capable of excellent quality CAR-T, TCR, CAR-NK and Stem Cells for client research and pharma clients: substantially lower cost capex/opex plus 3 day vein-to-vein turnaround time: resulting in greater patient access to these important therapies by decreasing the cost/price factor and by speeding up delivery due to co-location with patients [no complex and lengthy logistics].

Barclays de Zoete Wedd

Managing Director
December 1990 - September 1992 (1 year 10 months)

Peers & Co / Long Term Credit Bank of Japan

Managing Director; Chairman of Peers & Co International
January 1989 - December 1990 (2 years)
Paris

Kridel Group

Managing Director

1977 - 1988 (11 years)
Paris, New York, Abu Dhabi and Bermuda

Baring Brothers Ltd
Vice President
September 1971 - August 1976 (5 years)
London and Paris

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Education

Columbia Law School
Doctor of Law (JD), International Law and Corporate Law · (1965 - 1968)

Yale University
BA, Political Science; Economics; Applied Behavioral Analysis · (1960 - 1964)